Axium Pharmaceuticals, Inc.

265 Eastchester Drive, Suite

133 High Point, NC 27262

December 13, 2017

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axium Pharmaceuticals Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 30, 2017 File No. 333-220076

Dear Sir or Madam:

Please see below our responses to your letter dated December 11, 2017:

Summary, page 1

Comment 1. We acknowledge your revised disclosures in response to prior comment 1. However, your Summary section continues to include details, such as those regarding your provisional patent, employees and property that should be re-located to your Business discussion. Please revise accordingly. In addition, we note that you have added certain disclosure, such as information regarding Section 505(b)(2), to a section that is between your risk factors. Please revise your filing so that all the risk factors are discussed in one section immediately after the Summary. Refer to Item 503(c) of Regulation S-K for guidance. In addition, please include your original disclosure regarding the total expected duration and costs of your product development in your Summary.

Response 1. The Registration Statement has been revised accordingly.

Our management controls a large block of our common stock. . ., page 21

Comment 2. We note that your recently-filed certificate of designations states that your CEO must approve all corporate transactions since he owns 100% of the outstanding preferred stock. Please revise your risk factor to disclose his ownership of all the currently outstanding preferred stock, the conversion rate of the preferred stock, and that he must approve all corporate transactions. Please also describe here and in your Description of Capital Stock section the voting rights for the preferred stock so that it is clear why your CEO currently must approve all corporate transactions due to his ownership of the preferred stock.

Response 2. The Registration Statement has been revised accordingly.

Use of Proceeds, page 25

Comment 3. We acknowledge your revised disclosures in response to prior comment 5, and refer to your statements that you will have sufficient funds to commercialize intranasal lorazepam if you receive the maximum or 50% of the offering amount whether or not you receive the orphan drug designation. You also state that if you only receive 10% of the offering amount and do not receive the orphan designation, then you will need to also borrow approximately $2.5 million in order to commercialize your product. However, we note that on page 5, you state that you will need approximately $5 million for the next 12 months, and on page 18, you state that your estimated cost of the clinical trials program is approximately $13 million, and that pre-clinical studies will take 24 to 36 months. Please reconcile your statements since it appears from these other disclosures that the total cost of commercialization exceeds your maximum offering amount.

Response 3. The Registration Statement has been revised accordingly.

Principal and Selling Stockholders, page 40

Comment 4. Please update the information as of a recent date. In addition, based on the certificate of designations that you have filed, it appears that a preferred stockholder may convert shares of preferred stock at any time, and your beneficial ownership table should reflect your CEO's beneficial ownership of his 5,000,000 shares of preferred stock. Please also ensure that the percentage of class owned by your CEO immediately after this offering is included in your beneficial ownership table.

Response 4. The Registration Statement has been revised accordingly.

Sincerely,

/s/ Anthony Harrelson

Anthony Harrelson, CEO